Longbau Group, Inc.

15/B—15/F Cheuk Nang Plaza

250 Hennessy Road, Hong Kong

June 13, 2014

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Longbau Group, Inc.

Amendment No. 1 to Registration Statement on Form S-1 Filed May 23, 2014

File No. 333-194583

Dear Mr. Spirgel:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Longbau Group, Inc. (the “Company”) dated June 2, 2014.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

Staff Comment 1:            We note your response to comment one in our prior letter dated April 2, 2014. Please tell us in greater detail the nature of the employees you have hired, the status of negotiation of your lease agreement, and the nature of your operating expenses during the last quarter.

Response: The Company has hired the following employees:

Mr. Hsiang-Hsin Yang was hired to serve as the Administration Manager of our wholly owned subsidiary Longbau Group Limited (“Longbau Hong Kong). Mr. Yang had been the director of Nan Shan Life Insurance Company, Ltd. for 13 years and consequently has plenty of experience in administration and system design. With his training and practice in the insurance company, Mr. Yang is familiar with reward management, accounting systems, human resource management and cost controls.

Ms. Yueh-Kuei Ko was hired to serve as Chief Financial Officer of Longbau Hong Kong. At the early stage of Longbau Hong Kong Ms. Ko, who graduated from Overseas Chinese University and majored in accounting, was in charge of financial controls and supervision.

Mr. Chang, Tsung-Min Chang was hired to serve as the Business Manager of Longbau Hong Kong. Mr. Chang used to work with Mr. Tsai Ko in the life insurance department of the Post Office and held the concurrent post of business director of Guo Hua life Insurance Co., Ltd. from 2000 to 2005 and Allianz China Life Insurance Co., Ltd. from 2005 to 2010 respectively. After his retirement in 2010, Mr. Chang took charge of marketing of the Wei Mao Death Care Corporation.

The Company entered into a Lease Agreement with Qi Hang Int’l Business (HK) Limited effective February 14, 2014. The Lease Agreement is filed as an exhibit to the S-1.

During the quarter ended March 31, 2014, the Company incurred operating expenses of $9,170. These expenses consisted of $9,000 in employee salaries, $150 in office lease payments, $10 in commission charges and $10 in other expenses.

Staff Comment 2:            We note your response to prior comment 2. You refer to promoters here and on page 19, although you also state under Certain Relationships and Related Transactions that you have not had any promoters. Please revise to reconcile these disclosures. Revise to identify any promoters as required by Item 404(c) of Regulation S-K.

Response:            The word “promoters” was added to the Amendment No. 1 disclosure as part of language requested to be added to the S-1 by the Staff in comment two of its last letter. The Company does not have any promoters as described in Item 404(c) of Regulation S-K. We have deleted the references to promoters in the Amendment.

Risk Factors, page 4

Our limited operating history may not serve as an adequate basis . . ., page 4

Staff Comment 3:            You state in your response to prior comment 8 that you have deleted references to intellectual property and proprietary technology. However, that language does not appear to have been deleted. Please delete that language in your next amendment or revise to clarify as previously requested.

Response:             We have revised the disclosure in Amendment No. 2 to the S-1 filed with the Commission on the date of this letter (the “Amendment”) to delete references to intellectual property and proprietary technology.

Liquidity and Capital Resources, page 16

Staff Comment 4:             We note the revisions to your disclosure. You state that you believe it will not be necessary to raise additional funds during the next twelve months, although your estimated budget for the year is almost $100,000 greater than your current assets on hand. Please revise to clarify the basis for your belief that additional funding will not be necessary.

Response:              We have revised the disclosure in the Amendment to clarify the Company believes its revenues from operations will eliminate the need to raise additional funds during the next twelve months.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail of the Nail Law Group, company counsel, at (415) 488-5581.

Sincerely,

/s/ Tsai Ko
Tsai Ko Chief Executive Officer

cc:	Nail Law Group